

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 1-15-03
1-16707


03006922

February 7, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2003

Kathleen M. Gibson
Vice President and Corporate Secretary
The Prudential Insurance Company of America
751 Broad Street
21st Floor
Newark, NJ 07102-3777

Re: Prudential Financial, Inc.
Incoming letter dated January 15, 2003

Dear Ms. Gibson:

This is in response to your letter dated January 15, 2003 concerning the shareholder proposal submitted to Prudential Financial by Arnaldo A. and Jean M. Ferraro. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Arnaldo A. and Jean M. Ferraro
8420 12th Avenue
Brooklyn, NY 11228



Kathleen M. Gibson
Vice President and Corporate Secretary

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ 07102-3777
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

January 15, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: Prudential Financial, Inc. –
Rule 14a-8 Shareholder Proposal
by Arnaldo Ferraro, PhD and Mrs. Jean M. Ferraro

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby request your concurrence that Prudential Financial, Inc. (the "Company") may exclude from its proxy statement (the "Proxy Statement") for its 2003 annual meeting of shareholders the shareholder proposal (the "Proposal") and the statement supporting the proposal (the "Supporting Statement") submitted to the Company by Arnaldo Ferraro and Jean Ferraro (the "Proponents"). The Proposal requests that the Company's Board of Directors establish a shareholders' association to conduct social and recreational activities for interested shareholders. Shareholders electing to participate in the shareholders' association would authorize the Company to "deduct" a minimum yearly donation of $1 or more from an unspecified source to fund the association. A copy of the Proposal and Supporting Statement is attached as Annex A hereto.

Five additional copies of this letter, including the Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j). The Company does not expect to file its definitive proxy statement before April 10, 2003.

Analysis

The Company believes that it may exclude the Proposal from its Proxy Statement pursuant to Rule 14a-8(i)(7) of the Exchange Act. Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40,018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80, 539-40. I believe that the Proposal meets both of these considerations.

"Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The Proposal deals with administrative aspects of shareholder relations, which is a core management function. The Company has over 3.6 million shareholders. Decisions regarding the establishment and implementation of programs and services for shareholders require management to consider a variety of factors, including cost, the number of shareholders affected by the measure, the potential benefits to shareholders and the practices of other similarly situated organizations. A balancing of these types of considerations is ill suited for shareholder oversight.

The Proposal also meets the second prong of the Rule 14a-8(i)(7) test: The Proposal seeks to micro-manage the Company's relations with its shareholders. The Proposal deals with "social and recreational activities" for shareholders. Such activities may include dinners, baseball games, picnics and other similar events. The decision to establish such an association, including its related goals and functions, is clearly a matter that is most appropriately left to the discretion of management and the board of directors.

The Proposal seeks to micro-manage the Company by placing ordinary business decisions in the hands of shareholders.

The Staff has already had occasion to review this same proposal and has held that it is excludable under Rule 14a-8(i)(7) as relating to the ordinary business of a company. See *SBC Communications, Inc.*, 2002 SEC No-Act. LEXIS 839 (Dec. 16, 2002). The position of the Staff in SBC Communications is consistent with a long line of Staff letters holding that proposals relating to the establishment of shareholder associations are excludable under Rule 14a-8(i)(7). The Staff has consistently viewed such proposals as "matters involving conduct of the Company's ordinary business operations (i.e., shareholder relations)." See, e.g., *Minnesota Power & Light Co.* (March 12, 1992); *Boston Edison Company* (Jan. 6, 1984) (a proposal requesting the company to assist in the establishment of a shareholder association that would represent shareholders before various utility companies was excludable as relating to the company's ordinary business operations); *The Southern Company* (Feb. 8, 1984) (a proposal requesting the company to investigate the establishment of a shareholders' association that will represent shareholders before several utility commissions to seek an adequate rate of return on common equity was excludable as relating to the Company's ordinary business operations).

Based on the foregoing, I respectfully request the Staff to concur in my view that the Proposal may be omitted from the Proxy Statement as relating to the Company's ordinary business operations under Rule 14a-8(i)(7).

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponents, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from the Proxy Statement.

If the Staff disagrees with my conclusion regarding the exclusion of the Proposal and Supporting Statement, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call me at (973) 802-7770 or contact me via e-mail at kathleen.gibson@prudential.com.

Very truly yours,



Kathleen Gibson

(Attachments)

cc: Robert Reeder
(Sullivan & Cromwell)
Arnaldo A. Ferraro, Ph.D. and
Mrs. Jean M. Ferraro

Annex A


APR 30

Arnaldo A. Ferraro

8420 12th Avenue
Brooklyn, New York 11228

Tel. (718) 745-5143

April 25, 2002

The Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

To Whom It May Concern:

The enclosed is our shareholder proposal for inclusion in the Company's Proxy Statement for the 2003 annual meeting.

Whereas: we strongly believe that no one more than the individual shareholder is more interested and concerned about the success of the Company;

Whereas: it is our intention to establish, through this proposal, a Shareholders' Association whose membership is on a volunteer basis only and whose main activities will be social and recreational;

Resolved that: the Prudential Financial, Inc. Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members and sign a statement authorizing the Company to deduct a minimum yearly donation of $1 or any other Amount of their choice to be deposited in the Association account to be used by the Officers of the Association to cover expenses incurred in running programs of such Shareholders' Association.

Shareholders

Arnaldo A. Ferraro, Ph.D.

Mrs. Jean M. Ferraro

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated January 15, 2003

The proposal requests that the Prudential Financial, Inc. Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members.

There appears to be some basis for your view that Prudential Financial may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., shareholder relations). Accordingly, we will not recommend enforcement action to the Commission if Prudential Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Alex Shukhman
Attorney-Advisor